

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Via E-mail
Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corp
445 South St.
Morristown, NJ 07960

>   **Re: Covanta Holding Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 15, 2013**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
>   **Filed October 24, 2013**
>   **File No. 1-06732**

Dear Mr. Orlando:

    We have reviewed your response dated January 13, 2014 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements for the Year Ended December 31, 2012, page 73

Note 1. Organization and Summary of Significant Accounting Policies, page 82

Impairment of Goodwill, Other Intangible and Long-Lived Assets, page 86

1.   We have reviewed your response to comment 5 from our letter dated December 30, 2013. We note that you view each facility to be a component and have aggregated all components into a reporting unit based on their similar economic characteristics. Please explain to us in further detail how you determined that your facilities had similar economic characteristics. In doing so, tell us the primary measure(s) that segment

management uses to review facility performance and demonstrate to us how those results qualify all of your facilities for aggregation. In particular, explain how facilities operating under different project structures can be aggregated. For example, it appears tip fee projects, where you are responsible for all operating costs, earn per ton waste fees and retain 100% of energy and metals revenues would be economically dissimilar to service fee projects, where you earn a fixed waste fee, typically retain only 10% of energy revenues, share metals revenues, and pass through certain costs to municipal clients. Please also confirm our assumption, and clarify in future filings, that all goodwill is allocated to the Americas segment. Alternatively, if our assumption is incorrect, please quantify for us the goodwill allocated to each of your operating segments and provide in future filings the disclosures required by ASC 350-20-50-1 by reportable segment.

Note 4. Dispositions, page 93

2.   We have reviewed your response to comment 7 from our letter dated December 30, 2013. We note that you compare the $9 million gain to operating income when assessing materiality. Please tell us the operating income or loss and pre-tax income or loss generated by the operation of these two landfill gas projects for each of 2011 and 2010, and expand your assessment of materiality to include both income or loss from operating these facilities and the gain on sale to capture the aggregate impact on your financial statements if these projects had been reflected as discontinued operations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.   We have reviewed your response to comment 12 from our letter dated December 30, 2013. Since you disclose that entering into new waste and energy contracts has resulted in a reduction of operating income and cash flow from operations, we would expect you to provide quantification and analysis of this trend, if material, on your operating income and cash flow from operations as well as any related impacts on your liquidity. Since such disclosure could be provided on an aggregate level, it is unclear to us how such information would be harmful to you. We further note that your CEO quantified the expected adverse impact of expiring contracts on your October 24, 2013 earnings conference call and indicated you are "having a hard time overcoming the above-market contract transitions, including the loss of debt service billings." Accordingly, it appears such information, when material, would be necessary in satisfying the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Given your CEO's recent remarks on this matter, please tell us how you plan to address this matter in your upcoming Form 10-K. If you do not plan to quantify the aggregate impact on your 2013 results and cash flow as part of your MD&A disclosure, or to discuss the expected continuing impact on 2014, please explain to us in detail how you concluded this disclosure was not necessary in your upcoming Form 10-K to satisfy the objectives of MD&A.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief